Stevia Corp.
                                   7117 US 31S
                             Indianapolis, IN 46227


May 14, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C.  20549

     Re: Stevia Corp. (the "Company")
         Registration Statement on Form S-1 (File No. 333-195123)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. Eastern Time on May 15, 2014, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Stevia Corp.


/s/ George Blankenbaker
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George Blankenbaker, President, Secretary & Treasurer